July 27, 2009

Mail Stop 3010

Mr. Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer
Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202

>　　**Re:**　　**Rayonier Inc.**
>　　　　　**Form 10-K for the year ended December 31, 2008**
>　　　　　**Filed 2/27/09**
>　　　　　**File No. 001-06780**

Dear Mr. Vanden Noort:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>　　　　　Sincerely,

>　　　　　Daniel L. Gordon
>　　　　　Branch Chief